Exhibit 99.1

Mogo Inc.

Interim Condensed Consolidated Statement of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	September 30, 2021	December 31, 2020
Assets
Cash and cash equivalent		45,578	12,119
Digital assets	6	1,555	—
Loans receivable	4	52,667	47,227
Prepaids, and other receivables and assets		8,634	2,994
Investment portfolio	19	17,199	18,445
Investment accounted for using the equity method	18	97,981	—
Property and equipment	7	1,233	892
Right-of-use assets		3,604	3,879
Intangible assets	8	62,670	18,912
Derivative financial assets	18	30,666	—
Goodwill	17	59,166	—
Total assets		380,953	104,468

Liabilities
Accounts payable, accruals and other		18,265	7,843
Lease liabilities		4,115	4,336
Credit facilities	9	42,011	37,644
Debentures	10	40,060	40,658
Convertible debentures	11	—	8,751
Derivative stock warrants	12	6,828	—
Total liabilities		111,279	99,232

Shareholders’ Equity
Share capital	21a	367,786	106,730
Contributed surplus		19,799	13,560
Revaluation reserve	6	397	—
Foreign currency translation reserve		331	—
Deficit		(118,639)	(115,054)
Total shareholders’ equity		269,674	5,236
Total equity and liabilities		380,953	104,468

Approved on Behalf of the Board

Signed by “Greg Feller”                 , Director

Signed by “Christopher Payne”     , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended		Nine months ended
	Note	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenue
Subscription and services		9,487	4,206	23,707	14,553
Interest revenue		5,952	5,568	16,817	19,690
	13	15,439	9,774	40,524	34,243
Cost of revenue
Provision for loan losses, net of recoveries	4	2,143	582	4,452	6,893
Transaction costs		1,118	75	2,327	266
		3,261	657	6,779	7,159
Gross profit		12,178	9,117	33,745	27,084
Operating expenses
Technology and development		2,082	964	7,786	3,906
Marketing		4,909	778	12,100	2,622
Customer service and operations		4,043	965	9,626	4,323
General and administration		4,756	1,756	12,392	6,109
Stock based compensation		2,703	384	7,065	1,058
Depreciation and amortization		3,665	2,288	9,054	6,800
Total operating expenses	14	22,158	7,135	58,023	24,818
(Loss) income from operations		(9,980)	1,982	(24,278)	2,266
Other expenses (income)
Credit facility interest expense	9	1,028	1,039	3,028	5,185
Debenture and other financing expense	5,10,11	1,005	1,155	2,827	4,987
Accretion related to debentures and convertible debentures		314	186	935	561
Share of loss in investment accounted for using the equity method	18	2,495	—	5,354	—
Revaluation (gains) losses	15	(5,376)	721	(35,488)	4,068
Other non-operating expenses (income)	16	357	(2,138)	2,623	(1,939)
		(177)	963	(20,721)	12,862
Net (loss) income before tax		(9,803)	1,019	(3,557)	(10,596)
Income tax expense		10	—	28	—
Net (loss) income		(9,813)	1,019	(3,585)	(10,596)
Other comprehensive income (loss):
Items that are or may be reclassified subsequently to profit or loss:
Unrealized revaluation gain on digital assets	6	371	—	397	—
Foreign currency translation reserve (loss) gain		(29)	—	331	—
Other comprehensive income		342	—	728	—
Total comprehensive (loss) income		(9,471)	1,019	(2,857)	(10,596)
Net income (loss) per share
Basic earnings (loss) per share		(0.135)	0.035	(0.048)	(0.375)
Diluted earnings (loss) per share		(0.135)	0.035	(0.048)	(0.375)
Weighted average number of basic common shares (in 000s)		69,898	29,068	59,905	28,280
Weighted average number of fully diluted common shares (in 000s)		69,898	29,520	59,905	28,280

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Revaluation reserve	Deficit	Total
Balance, December 31, 2020	32,731	$106,730	$13,560	$—	$—	$(115,054)	$5,236
Net loss	—	—	—	—	—	(3,585)	(3,585)
Treasury shares reserve (Note 21b)	(304)	(2,364)	—	—	—	—	(2,364)
Foreign currency translation reserve	—	—	—	331	—	—	331
Revaluation reserve (Note 6)	—	—	—	—	397	—	397
Stock based compensation (Note 21c)	—	—	7,065	—	—	—	7,065
Options and restricted share units (“RSUs”) exercised	796	2,676	(1,141)	—	—	—	1,535
Shares issued – ATM arrangement, net	1,525	16,955	—	—	—	—	16,955
Shares issued – Bought deal financing	5,347	47,122	—	—	—	—	47,122
Shares issued on acquisition of Carta (Note 17)	10,000	54,800	—	—	—	—	54,800
Shares issued on acquisition of Moka (Note 17)	5,000	46,600	—	—	—	—	46,600
Shares issued on acquisition of Fortification (Note 17)	75	396	—	—	—	—	396
Shares issued for purchase of investment accounted for using the equity method (Note 18)	8,267	77,779	—	—	—	—	77,779
Shares issued – convertible debentures (Note 11)	3,179	8,783	—	—	—	—	8,783
Equity settled share based payment	17	164	—	—	—	—	164
Warrants issued for broker services (Note 21e)	—	—	1,410	—	—	—	1,410
Warrants exercised (Note 21e)	3,605	8,145	(1,795)	—	—	—	6,350
Amortization of warrants (Note 21e)	—	—	700	—	—	—	700
Balance, September 30, 2021	70,238	367,786	19,799	331	397	(118,639)	269,674

	Number of shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Revaluation reserve	Deficit	Total
Balance, June 30, 2021	68,803	$355,387	$30,928	$360	$26	$(108,826)	$277,875
Net loss	—	—	—	—	—	(9,813)	(9,813)
Treasury shares reserve (Note 21b)	(304)	(2,364)	—	—	—	—	(2,364)
Foreign currency translation reserve	—	—	—	(29)	—	—	(29)
Revaluation reserve (Note 6)	—	—	—	—	371	—	371
Stock based compensation (Note 21c)	—	—	2,703	—	—	—	2,703
Options and restricted share units (“RSUs”) exercised	30	52	(20)	—	—	—	32
Shares issued – ATM arrangement, net	—	109	—	—	—	—	109
Shares issued on acquisition of Fortification (Note 17)	75	396	—	—	—	—	396
Shares issued on investment accounted for using the equity method (Note 18)	1,526	13,901	(13,901)	—	—	—	—
Warrants exercised (Note 21e)	108	305	(85)	—	—	—	220
Amortization of warrants (Note 21e)	—	—	174	—	—	—	174
Balance, September 30, 2021	70,238	367,786	19,799	331	397	(118,639)	269,674

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2019	27,558	$94,500	$8,861	$(101,609)	$1,752
Loss and comprehensive loss	—	—	—	(10,596)	(10,596)
Stock based compensation (Note 21c)	—	—	1,058	—	1,058
Options and restricted share units (“RSUs”) exercised	109	378	(298)	—	80
Equity portion – convertible debentures (Note 11)	—	—	617	—	617
Shares issued – convertible debentures (Note 11)	810	1,423	—	—	1,423
Shares issued – Partial settlement of credit facility prepayment	307	1,000	—	—	1,000
Shares issued to settle debt	610	922	—	—	922
Amortization of warrants (Note 21e)	—	—	425	—	425
Balance, September 30, 2020	29,394	98,223	10,663	(112,205)	(3,319)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, June 30, 2020	28,834	$96,810	$10,157	$(113,224)	$(6,257)
Gain and comprehensive gain	—	—	—	1,019	1,019
Stock based compensation (Note 21c)	—	—	384	—	384
Options and restricted share units (“RSUs”) exercised	66	234	(169)	—	65
Shares issued – convertible debentures (Note 11)	311	794	—	—	794
Shares issued to settle debt	183	385	—	—	385
Amortization of warrants (Note 21e)	—	—	291	—	291
Balance, September 30, 2020	29,394	98,223	10,663	(112,205)	(3,319)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Consolidated Statement of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended		Nine months ended
	Note	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash provided by (used in) the following activities:
Operating activities
Net (loss) income		(9,813)	1,019	(3,585)	(10,596)
Items not affecting cash:				—	—
Depreciation and amortization		3,665	2,288	9,054	6,800
Postmedia warrant expenses	21e	174	291	700	562
Provision for loan losses	4	2,357	758	5,179	7,741
Credit facility and debenture interest expense		2,032	2,194	5,856	10,172
Accretion related to debentures and convertible debentures		314	186	935	561
Share of loss from investment in associate		2,495	—	5,354	—
Stock based compensation expense	21c	2,703	384	7,065	1,058
Revaluation (gains) losses		(5,376)	721	(35,488)	4,068
Other non-operating (income) expenses		—	(870)	490	(1,532)
		(1,449)	6,971	(4,440)	18,834
Changes in:
Net issuance of loans receivable		(6,564)	1,048	(10,619)	4,476
Proceeds from sale of loan book		—	—	—	31,572
Prepaid expenses, deposits and other assets		(532)	(185)	(1,112)	(560)
Accounts payable and accruals		1,499	(1,523)	307	(4,755)
Cash (used in) generated from operating activities		(7,046)	6,311	(15,864)	49,567
Interest paid		(1,863)	(1,105)	(5,670)	(6,944)
Net cash (used in) generated from operating activities		(8,909)	5,206	(21,534)	42,623

Investing activities
Acquisition of a subsidiary, net of cash (invested) acquired		(1,131)	—	689	—
Proceeds from sale of investment		253	—	4,878	—
Cash invested in investment portfolio		(1,263)	—	(3,057)	—
Cash invested in investment accounted for using the equity method		—	—	(32,396)	—
Purchases of property and equipment		(217)	—	(390)	(23)
Investment in digital assets		—	—	(1,250)	—
Investment in intangible assets		(2,884)	(839)	(5,106)	(3,569)
Net cash used in investing activities		(5,242)	(839)	(36,632)	(3,592)

Financing activities
Lease liabilities – principal payments		(155)	(82)	(494)	(355)
Net repayments on debentures		(516)	—	(1,527)	(5)
Net advance (repayments) on credit facilities		4,359	(1,981)	4,190	(39,314)
Proceeds from issuance of common shares, net of transaction costs		109	—	80,925	—
Proceeds from exercise of warrants		220	—	6,350	—
Proceeds from exercise of options		32	66	1,535	81
Net cash provided by (used in) financing activities		4,049	(1,997)	90,979	(39,593)

Net (decrease) increase in cash		(10,102)	2,370	32,813	(562)
Effect of exchange rate fluctuations		274	—	646	—
Cash and cash equivalent, beginning of period		55,406	7,485	12,119	10,417
Cash and cash equivalent, end of period		45,578	9,855	45,578	9,855

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

1.	Nature of operations

Mogo Inc. (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo — a financial technology company — offers a finance app that empowers consumers with simple digital solutions to help them get in control of their financial health. Through the free Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card (the “MogoCard”), the only card of its kind in Canada. The MogoCard makes it easy to enjoy spending control while doing good for the planet by planting a tree for every purchase. The Mogo app also enables members to easily buy and sell bitcoin, get free monthly credit score monitoring and ID fraud protection, and access personal loans and mortgages. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC, while Mogo’s wholly-owned subsidiary Moka Financial Technologies Inc. (“Moka”) is bringing automated, fully-managed flat-fee investing to Canadians from coast to coast.

COVID-19 Pandemic

During the third quarter of 2021, the Canadian economy continued experiencing significant disruption and market volatility related to the global COVID-19 pandemic. The overall impact of the pandemic continues to be uncertain and dependent on actions taken by the Canadian government, businesses, and individuals to limit spread of the COVID-19 virus, as well as governmental economic response and support efforts.

The rapid worldwide spread of COVID-19 has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, the Company’s priority has been to protect the health and safety of its employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to the business operations as a result of this pandemic.

The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. This is an evolving situation, and the Company will continue to evaluate and adapt on an ongoing basis. The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict.

The Company makes estimates and assumptions in preparing the interim condensed consolidated financial statements. These estimates and assumptions have been made taking into consideration the economic impact of the COVID-19 pandemic and the significant economic volatility and uncertainty it has created. There is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. The Company will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve. Actual results could differ materially from these estimates, in which case the impact would be recognized in the interim condensed consolidated financial statements in future periods.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

2.	Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting. The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at September 30, 2021.

The Company presents its interim condensed consolidated statement of financial position on a non-classified basis in order of liquidity.

The Company elected to change the presentation of its interim condensed consolidated statement of operations and comprehensive income (loss) to include stock based compensation and depreciation and amortization as separate items. The Company believes that this presentation is relevant to an understanding of its financial performance. Refer to Note 14 for a reconciliation of total operating expenses to a presentation by function.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on November 10, 2021.

These interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to notes 9, 10, 11, and 20 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

3.	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the accounting policies adopted subsequent to the business combination with Carta Solutions Holdings Corporation (“Carta”) on January 25, 2021, business combination with Moka on May 4, 2021, and the business combination with Fortification Capital Inc. (“Fortification”), subsequently renamed to MogoTrade Inc., on September 1, 2021 as discussed below (refer to Note 17 for further details), and the adoption of new accounting policies applied as a result of the Company’s investment in digital assets.

Foreign currency translation

The interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. Transactions in foreign currencies are initially recorded by the subsidiaries at their respective functional rates prevailing at the date of the transaction. Monetary items are translated into Canadian dollars at the exchange rate in effect as at the date of the interim condensed consolidated statement of financial position and non-monetary items are translated as at the rate of exchange in effect when the assets were acquired or the obligation was incurred. Revenue and expenses are translated at the exchange rate in effect at the time of the transaction. Foreign exchange gains or losses are recorded in the interim condensed consolidated statement of operations and comprehensive income (loss).

Foreign operations

The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Revenue

Revenue is comprised of subscription and services and interest revenue. The Company introduced new subscription and services revenue streams through business combinations during the nine months ended September 30, 2021 and adopted the following new revenue policies.

Transaction processing revenue

The Company’s transaction processing revenue is derived from long-term processing contracts with financial and non-financial institutions. Transaction processing revenue is generated primarily from [i] fees charged to set up a customer on the Company’s processing platform; and [ii] processing charges, including maintenance fees on cards on the Company’s processing platform, determined by the number of transactions processed and/or cards boarded by the Company for its customers.

Transaction processing revenue typically includes a performance obligation to provide processing services to its customers. The Company has determined that transaction processing services represent a stand-ready series of distinct daily services that are substantially the same, with the same pattern of service performed for the customer. As a result, the Company has determined that transaction processing revenue arrangements represent an individual performance obligation.

The Company recognizes set-up fees over the contract period, on a straight-line basis, commencing when services to set up a customer have been completed. The Company recognizes transaction processing charges, including maintenance fees, on a monthly basis based on the greater of the monthly minimum contracted revenue or the total actual transaction fees due based on the number of transactions processed.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

Service revenue

The Company earns service revenue through its offering of certain subscription-based saving and investing products. The Company’s service revenue is derived from monthly contracts with individual users.

The Company recognizes service revenue from the two performance obligations on a straight-line basis, over the length of the contract, on a monthly basis.

Management fee revenue

Revenue from management services consists of management fees earned through investment advisory services and from investment fund management.

Revenue is recognized when the services are provided based on the management fees set out in the corresponding contract and collectability is reasonably assured.

Exempt Market Dealer commission revenue

The Company’s Exempt Market Dealer commission revenue is earned by organizing, assisting and coordinating investments in privately held entities without a prospectus to third parties. The Company earns a commission based on the rate set out within the agreement and is recognized upon completion of the services outlined in the agreement.

Brokerage revenue

Brokerage revenue arising from negotiating or participating in the negotiation of a transaction on behalf of a third party, such as an agreement to acquire shares or other securities or to buy or sell businesses, is recognized at the closing of the underlying transaction.  Fee revenue or components thereof that are related to execution are recognized when the related criteria are met.

Restricted cash

The cash and cash equivalents disclosed above and in the statement of cash flows include $2,097 which are held by the Company. These deposits are subject to regulatory restrictions and are therefore not available for general use.

Investment in associate

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Company’s investment in its associate is accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The interim condensed consolidated statement of operations and comprehensive income (loss) reflects the Company’s share of the results of operations of the associate. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

The aggregate of the Company’s share of an associate’s profit or loss after tax is shown on the face of the interim condensed consolidated statement of operations and comprehensive income (loss) as a separate line item. The financial statements of the associate are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company. After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within its share of profit or loss of an associate in the interim condensed consolidated statement of operations and comprehensive income (loss).

Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is measured at cost less accumulated impairment losses.

Goodwill is tested annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the Company’s cash-generating units (“CGUs”) that are expected to benefit from the combination. For impairment testing purposes, the Company is determined to be two CGUs as follows:

•	Carta; and
•	Remaining Mogo related entities.

Intangible assets

Intangible assets, with the exception of digital assets, are measured at cost less accumulated amortization and impairment losses. Intangible assets include internally generated and acquired software, acquired technology assets, regulatory licenses, and customer relationships with finite useful lives. Acquired brand and trade names are considered to have indefinite useful lives. Internally generated software costs primarily consist of salaries and payroll-related costs for employees directly involved in the development efforts and fees paid to outside consultants.

Amortization is recorded at rates intended to amortize the cost of the intangible assets over their estimated useful lives as follows:

Rate
Software - Internally generated	5 years straight line
Software licenses	5 years straight line
Technology assets - Acquired	10 years straight line
Customer relationships	5 years straight line
Regulatory licenses	5 years straight line
Brand and trade name	Indefinite

Digital assets

Digital assets represent investments in cryptocurrencies held by the Company that are classified as indefinite life intangible assets. The Company has ownership and control over its digital assets and uses third-party custodial services to secure them. The Company has concluded that digital assets are traded in an active market where there are observable prices and digital assets are measured under the revaluation model at fair value at the revaluation date less any accumulated impairment loss.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

Acquisitions of digital assets are recognized at cost and are remeasured to fair value at the end of the period by reference to active markets. The Company determine the fair value of our digital assets in accordance with IFRS 13, Fair Value Measurement, based on market approach using quoted prices on the active exchanges for digital assets (Level 1 inputs). Digital assets are remeasured to fair value on this basis at each reporting date. In addition, the Company perform an analysis each quarter to identify whether events or changes in circumstances in addition to market price, provide indicators of impairment. A decrease in value due to impairment identified in this manner is accounted for as a fair value decrease as described below.

Fair value increases are recognized as other comprehensive income and recorded to a revaluation reserve, except to the extent that the increase reverses a previous revaluation decrease on the same asset recognized in net loss, in which case a gain up to the amount of the loss previously charged to net loss is recognized in net profit. Fair value decreases are recognized as other comprehensive loss to the degree that these reduce any accumulated revaluation reserve, with any decrease in excess of the revaluation reserve recognized in net loss.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2020.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2021, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

4.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021	December 31, 2020
Current (terms of one year or less)	60,919	54,978
Non-current (terms exceeding one year)	342	1,135
	61,261	56,113

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

4.	Loans receivable (Continued from previous page)

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss (“ECL”) measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off and these are carried in gross receivables at the net expected collectable amount with no associated allowance.

		As at September 30, 2021
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	51,499	—	—	51,499
Lower risk	1-30 days past due	2,183	—	—	2,183
Medium risk	31-60 days past due	—	929	—	929
Higher risk	61-90 days past due	—	642	—	642
Non-performing	91+ days past due or bankrupt	—	—	6,008	6,008
	Gross loans receivable	53,682	1,571	6,008	61,261
	Allowance for loan losses	(4,744)	(905)	(2,945)	(8,594)
	Loans receivable, net	48,938	666	3,063	52,667

		As at December 31, 2020
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	47,590	—	—	47,590
Lower risk	1-30 days past due	1,571	—	—	1,571
Medium risk	31-60 days past due	—	720	—	720
Higher risk	61-90 days past due	—	415	—	415
Non-performing	91+ days past due or bankrupt	—	—	5,817	5,817
	Gross loans receivable	49,161	1,135	5,817	56,113
	Allowance for loan losses	(5,425)	(772)	(2,689)	(8,886)
	Loans receivable, net	43,736	363	3,128	47,227

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

4.	Loans receivable (Continued from previous page)

The Company’s measurement of ECLs is impacted by forward looking indicators (“FLIs”) including the consideration of forward macroeconomic conditions. In light of the COVID-19 pandemic, management has applied a probability weighted approach to the measurement of ECL as at September 30, 2021, involving multiple scenarios and additional FLIs. The primary FLIs impacting ECL include rate of loans experiencing financial difficulty and collections. Additional factors considered include the possibility of a prolonged economic recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty (including varying potential levels of defaults for customers who have been offered payment deferral plans), the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio.

Allowance for loan losses	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Balance, beginning of period	8,239	12,314	8,886	16,020
Derecognition of allowance associated with loan sale	—	—	—	(2,131)
Provision for loan losses
Originations	715	312	1,617	900
Repayments	(238)	(317)	(445)	(1,286)
Re-measurement	1,880	763	4,007	8,127
Charge offs	(2,002)	(3,767)	(5,471)	(12,325)
Balance, end of period	8,594	9,305	8,594	9,305

As at September 30, 2021, our allowance for loan losses includes $729 of management overlay added due to the present economic uncertainties caused in part by the COVID-19 pandemic (December 31, 2020 - $1,049). The Company believes this provides adequate provision to absorb the impact on our loan book of any reasonably possible potential deterioration in future macroeconomic conditions that may result from the ongoing COVID-19 pandemic.

The provision for loan losses in the interim condensed consolidated statement of operations and comprehensive income (loss) is recorded net of recoveries for the three and nine months ended September 30, 2021 of $214 and $727 respectively (three and nine months ended September 30, 2020 - $176 and $848 respectively).

On February 28, 2020, Mogo completed the sale of the majority of its non-current (“MogoLiquid”) loan portfolio (the “Liquid Sale”) for gross consideration of $31,572, de-recognized net loan receivables of $29,896 and recognized a corresponding gain on sale of loan book amounting to $1,676. This gain is presented within other non-operating expenses in the interim condensed consolidated statement of operations and comprehensive income (loss).

5.	Related party transactions

Related party transactions during the three and nine months ended September 30, 2021 include transactions with debenture holders that incur interest. The related party debentures balance as at September 30, 2021 totaled $246 (December 31, 2020 – $358). The debentures bear annual coupon interest of 8.0% (December 31, 2020 –   8.0%) with interest expense for the three and nine months ended September 30, 2021 totalling $5 and $17 respectively (three and nine months ended September 30, 2020 – $7 and $26 respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. In

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

5.	Related party transactions (Continued from previous page)

relation to the amendment to the terms of debentures on September 30, 2020 (see Note 11), 35,831 warrants were issued to related parties with a fair value of $28.

On June 30, 2021, the Company acquired 1,300,000 common shares of Tetra Trust Company from its associate Coinsquare Ltd. (“Coinsquare”) for $1,300. As at September 30, 2021, this investment is valued at $1.3 million and is recorded within the investment portfolio. This related party transaction was made on terms equivalent to those that prevail in arm’s length transactions.

6.	Digital assets

Digital assets represent investments in cryptocurrencies which the company expects to hold for the foreseeable future. The following table summarizes the Company’s digital assets as at September 30, 2021:

	Quantities	Average cost per unit	Fair value per unit	Total fair value ($000s)	Historical cost ($000s)	Cumulative revaluation gain (loss) ($000s)

Bitcoin (BTC)	17.82	$42,079	$55,741	$993	$750	$243
Ethereum (ETH)	145.99	3,425	3,846	562	500	62
				1,555	1,250	305

In January 2021, the Company purchased $750 of Bitcoin and in April 2021, the Company purchased $500 of Ethereum. During the three and nine months ended September 30, 2021, the Company recorded $371 and $397 of revaluation gain respectively on digital assets through other comprehensive income (loss). During the three and nine months ended September 30, 2021, the Company recorded $nil and $92 of revaluation loss respectively through net income (loss). As at September 30, 2021, the carrying value of our digital assets held was $1,555.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

7.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance as at December 31, 2019	4,513	1,180	2,509	8,202
Additions	22	—	—	22
Disposals	(2,452)	—	(454)	(2,906)
Balance as at December 31, 2020	2,083	1,180	2,055	5,318
Additions	388	2	—	390
Additions through business combinations	295	15	—	310
Effects of movement in exchange rate	(8)	(1)	—	(9)
Balance as at September 30, 2021	2,758	1,196	2,055	6,009

Accumulated depreciation
Balance as at December 31, 2019	3,761	733	1,935	6,429
Depreciation	229	91	311	631
Disposals	(2,443)	—	(191)	(2,634)
Balance as at December 31, 2020	1,547	824	2,055	4,426
Depreciation	294	56	—	350
Balance as at September 30, 2021	1,841	880	2,055	4,776

Net book value
Balance as at December 31, 2020	536	356	—	892
Balance as at September 30, 2021	917	316	—	1,233

Upon the completion of the acquisition of Carta on January 25, 2021 and Moka on May 4, 2021, the Company recognized property and equipment with fair values of $270 and $40 respectively, along with effects of exchange rate movement related to foreign subsidiaries on the interim condensed consolidated statement of financial position.

Depreciation of $nil for the three and nine months ended September 30, 2021 respectively (three and nine months ended September 30, 2020 - $75 and $302 respectively) for leasehold improvements are included in general and administration expenses. Depreciation expense of $136 and $350 for the three and nine months ended September 30, 2021 respectively (three and nine months ended September 30, 2020 - $78 and $241 respectively) for computer equipment, furniture and fixtures is included in technology and development costs.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

8.	Intangible assets
	Internally generated– completed	Internally generated– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance as at December 31, 2019	34,849	1,388	3,356	—	—	—	—	39,593
Additions	—	4,796	—	—	—	—	—	4,796
Transfers	4,655	(4,655)	—	—	—	—	—	—
Balance as at December 31, 2020	39,504	1,529	3,356	—	—	—	—	44,389
Additions	898	4,158	50	—	—	—	—	5,106
Additions through a business combination	—	—	628	32,900	4,000	900	8,400	46,828
Transfers	3,403	(3,403)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(24)	—	—	—	—	(24)
Balance as at September 30, 2021	43,805	2,284	4,010	32,900	4,000	900	8,400	96,299
Accumulated depreciation
Balance as at December 31, 2019	15,138	—	3,198	—	—	—	—	18,336
Amortization	7,093	—	48	—	—	—	—	7,141
Balance as at December 31, 2020	22,231	—	3,246	—	—	—	—	25,477
Amortization	5,432	—	166	1,767	263	—	524	8,152
Balance as at September 30, 2021	27,663	—	3,412	1,767	263	—	524	33,629
Net book value
Balance as at December 31, 2020	17,273	1,529	110	—	—	—	—	18,912
Balance as at September 30, 2021	16,142	2,284	598	31,133	3,737	900	7,876	62,670

Upon the acquisition of Carta on January 25, 2021, Moka on May 4, 2021 and Fortification on September 1, 2021, the Company recognized intangible assets with fair values of $22,928, $23,200 and $700 respectively, on the interim condensed consolidated statement of financial position.

Intangible assets include internally generated development costs, acquired software and technology assets, regulatory license, and customer relationships with finite useful lives. Amortization of intangible assets of $3,319 and $8,152 for the three and nine months ended September 30, 2021 respectively (three and nine months ended September 30, 2020 – $1,978 and $5,773 respectively) are included in technology and development costs.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

9.	Credit facility

The credit facility consists of a $50,000 senior secured credit facility maturing on July 2, 2022. The credit facility is subject to variable interest rates that reference to 1 month USD LIBOR, or under certain conditions, the Federal Funds Rate in effect. Interest on advance is payable at 1 month USD LIBOR plus 9% (with a 1month USD LIBOR floor of 1.5%) on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the credit facility agreement. There is a 0.33% fee on the available but undrawn portion of the $50,000 facility. The principal and interest balance outstanding for the credit facility as at September 30, 2021 was $42,011 (December 31, 2020 - $37,644).

On February 28, 2020, in conjunction with the Liquid Sale, Mogo repaid and extinguished its Credit Facility – Liquid, which held a principal outstanding balance of approximately $28,683 immediately prior to derecognition. As part of extinguishing the facility in advance of its maturity, Mogo recognized a prepayment penalty of $2,500 of which $1,500 was payable in cash and of which $1,000 was settled in shares on March 5, 2020, through the issuance of 306,842 Common Shares, priced at $3.259 per share.

The credit facility is subject to certain covenants and events of default. As at September 30, 2021, the Company was in compliance with these covenants. Interest expense on the credit facility is included in credit facility interest expense in the interim condensed consolidated statement of operations and comprehensive income (loss).

10.	Debentures

On September 30, 2020, the Company and its debenture holders approved certain amendments to the terms of the debentures, with an effective date of July 1, 2020. Among other things, the amendments include:

i)

a reduction in the weighted average coupon interest rate, from approximately 14% to approximately 7% and the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024;

ii)

replacement of the former monthly interest payable by a new quarterly payment (the “Quarterly Payment”), the amount of which is fixed at 12% per annum (3% per quarter) of the principal balance of the debentures as at September 29, 2020. Debenture holders received an election to either receive the Quarterly Payment as a) an interest payment of 8% per annum (2% per quarter) with the remainder of the payment going towards reducing the principal balance of the debenture, or b) a reduction of the principal balance of the debenture equal to the amount of the Quarterly Payment;

iii)	settlement of the new Quarterly Payment on the first business day following the end of a calendar quarter at the Company’s option either in cash or Common Shares; and

iv)

an option for all debenture holders to receive a lump-sum payout of their previously unpaid interest for the period from March 1, 2020 to June 30, 2020, at a reduced interest rate of 10%. Those who elected this option were paid in Common Shares in October 2020 subsequent to the end of the quarter.

On October 7, 2020, Mogo issued 4,479,392 warrants (the “Debenture Warrants”) to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. As at September 30, 2021, 3,283,077 warrants have been exercised and converted into Common Shares for cash proceeds of $6,665. As at September 30, 2021, 1,196,315 Debenture Warrants remain outstanding and exercisable.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

10.	Debentures (Continued from previous page)

The Company’s debentures balance includes the following:

	September 30, 2021	December 31, 2020
Principal balance	41,932	43,442
Discount	(2,639)	(3,575)
	39,293	39,867
Interest payable	767	791
	40,060	40,658

The debenture principal repayments will be made according to the following schedule and are payable in either cash or Common Shares at Mogo’s option:

	Principal component of quarterly payment	Principal due on maturity	Total
2021	1,043	—	1,043
2022	2,184	—	2,184
2023	3,296	16,438	19,734
2024	941	18,030	18,971
	7,464	34,468	41,932

11.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15,000 aggregate principal amount at a price of one thousand dollars per debenture, with a maturity date of May 31, 2020. On May 27, 2020, the Company amended the remaining $12,621 principal value of convertible debentures to include, among other things, an extension of the maturity date to May 31, 2022, and a reduction in the conversion price of the principal by 45% from $5.00 to $2.75 per Common Share (the “Conversion Price”).

On December 10, 2020, the Company gave notice to the holders of the convertible debentures that it was exercising its early conversion right such that the convertible debentures would be converted to Common Shares at the Conversion Price on or about January 11, 2021.

On January 11, 2021, the Company converted all of the outstanding balance related to principal and interest of convertible debentures into 3,178,930 Common Shares.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

11.	Convertible debentures (Continued from previous page)

The following table summarizes the carrying value of the convertible debentures as at September 30, 2021:

	Net book value, September 30, 2021	Net book value, December 31, 2020
Convertible debentures	8,751	11,963
Transaction costs	—	(755)
Net proceeds	8,751	11,208
Conversion of debentures to equity	(8,683)	(3,754)
Accretion in carrying value of debenture liability	—	1,228
Accrued interest	32	684
Interest converted in shares and paid	(100)	(615)
	—	8,751
12.	Derivative stock warrants

On February 24, 2021, in connection with a registered direct offering, The Company issued stock warrants to investors to purchase up to an aggregate of 2,673,268 Common Shares at an exercise price of US$11.00 at any time prior to three and a half years following the date of issuance.

The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statement of operations and comprehensive income (loss). The stock warrants are classified as a derivative liability, and not equity, due to the exercise price being denominated in USD, which is different than the Company's functional currency.

In the event that these warrants are fully exercised, the Company would receive cash proceeds of US$29,406, with the balance of the liability reclassified to equity at that time. If the warrants were to expire unexercised, then the liability would be extinguished through a gain in the interim condensed consolidated statement of operations and comprehensive income (loss).

	September 30, 2021	December 31, 2020

Balance, December 31, 2020	—	—
Stock warrants issued at February 24, 2021	15,767	—
Change in fair value due to revaluation of derivative stock warrants	(8,953)	—
Change in fair value due to foreign exchange	14	—
Balance, end of period	6,828	—

Change in fair value due to revaluation of stock warrants for the three and nine months ended September 30, 2021, was a gain of $7,133 and $8,953 respectively. Change in fair value due to foreign exchange for the three and nine months ended September 30, 2021, was a loss of $271 and $14 respectively.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

12.	Derivative stock warrants (Continued from previous page)

Details of the derivative stock warrants as at September 30, 2021 are as follows:

	Warrants Outstanding and exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2020	—	—
Warrants granted	2,673	13.83
Balance as at September 30, 2021	2,673	13.83

The 2,673,268 warrants outstanding noted above have an expiry date of August 2024.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the nine months ended September 30, 2021	For the year ended December 31, 2020
Risk-free interest rate	0.24%-0.53%	—
Expected life	2.9 years	—
Expected volatility in market price of shares	91%-108%	—
Expected dividend yield	0%	—
Expected forfeiture rate	0%	—

13.	Geographic information

Revenue presented below has been based on the geographic location of customers.

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Canada	13,067	9,774	34,974	34,243
Europe	2,080	—	5,094	—
Other	292	—	456	—
Total	15,439	9,774	40,524	34,243

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

14.	Expense by function

The following table summarizes the Company’s operating expenses by function including stock based compensation and depreciation and amortization:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Technology and development	5,986	3,148	17,463	10,276
Marketing	4,936	783	12,168	2,642
Customer service and operations	4,798	966	11,351	4,329
General and administration	6,438	2,238	17,041	7,571
Total operating expenses	22,158	7,135	58,023	24,818

15.	Revaluation (gains) and losses
	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Unrealized exchange loss	(140)	(7)	260	87
Change in fair value due to revaluation of derivative financial asset	982	—	(23,826)	—
Change in fair value due to revaluation of derivative stock warrant	(7,133)	—	(8,953)	—
Realized (gain) on investment portfolio	(170)	—	(2,630)	—
Unrealized loss (gain) on investment portfolio	1,085	719	(339)	3,998
Unrealized (gain) on other receivable	—	—	—	(289)
Losses related to property and equipment	—	9	—	272
	(5,376)	721	(35,488)	4,068

On April 28, 2021, the Company sold its investment in Vena Solutions Inc. for cash proceeds of $4,625. The resultant gain on sale was recorded within unrealized (gain) loss on investment portfolio during the three months ended March 31, 2021 and is realized during the three months ended June 30, 2021.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

16.	Other non-operating (income) expenses

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Gain on sale of loan book	—	—	—	(1,676)
Credit facility prepayment and related expenses	—	(9)	(5)	2,609
Gain on amendment of debentures	—	(766)	—	(766)
Government grants	(129)	(1,336)	(1,337)	(2,668)
Direct offering transaction costs allocated to warrant liability	—	—	1,466	—
Acquisition costs, restructuring and other	486	(27)	2,499	562
	357	(2,138)	2,623	(1,939)

On February 28, 2020, Mogo completed the Liquid Sale and recognized a gain on sale of loan book amounting to $1,676 (refer to Note 4). On the same date, Mogo repaid and extinguished its Credit Facility – Liquid and recognized an early prepayment expense of $2,500 as a result of paying down the facility in advance of the maturity date (refer to Note 9).

Due to the outbreak of COVID-19, the Government of Canada announced the Canadian Emergency Wage Subsidy (“CEWS”) and Canadian Emergency Rent Subsidy (“CERS”) to support companies that have experienced a certain level of revenue decline in their operations. Mogo has determined that it qualifies for the CEWS and CERS and has made an accounting policy election to record the grants on a gross basis. As a result, Mogo has recorded other non-operating income of $129 and $1,337 for the three and nine months ended September 30, 2021, respectively (for the three and nine months ended September 30, 2020 - $1,336 and $2,668 respectively) in respect of the CEWS and CERS.

Direct offering transaction costs allocated to warrant liability of $1,466 relate to the issuance of warrants with a USD denominated exercise price to investors. This resulted in the recognition of a derivative financial liability and the allocation of the associated transaction costs to other non-operating expenses (refer to Note 12 for further details).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

17.	Business combinations

Acquisition of Carta:

On January 25, 2021, Mogo completed the acquisition of all of the issued and outstanding securities of Carta in exchange for 10,000,000 Common Shares with a fair value of $54,800 based on Mogo's closing share price at the acquisition date.

Acquisition-related costs of $379 not directly attributable to the issuance of the Common Shares are included in other non-operating (income) expenses in the interim condensed consolidated statement of operations and comprehensive income (loss) and in operating cash flows in the statement of cash flows.

The acquisition is expected to significantly expand Mogo’s total addressable market by entering the global payments market, increase revenue scale and accelerate the growth of its high-margin subscription and transaction-based revenue, and strengthen the Company’s digital wallet capabilities which includes the development of its peer-to-peer payment solution planned for 2021.

In the period January 25, 2021, to September 30, 2021, the operations of Carta contributed revenue of $5,686 and net loss of ($1,222). If the acquisition had occurred on January 1, 2021, management estimates that proforma revenue would have been $6,152 and proforma net loss from the operations of Carta would have been ($1,675) for the nine months ended September 30, 2021. In determining these amounts, management has assumed the fair value adjustments, determined, that arose on the date of business combination would have been the same if the acquisition had occurred on January 1, 2021.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

17.	Business combination (Continued from previous page)

The following tables summarizes the fair value of consideration transferred, and its provisional allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the January 25, 2021 acquisition date. The Company may adjust the provisional purchase price allocation, as necessary, up to one year after the business combination date as new information is obtained about facts and circumstances that existed as of the closing date. The purchase price allocation process was not completed at the publication date of the interim condensed consolidated financial statements. The amounts allocated to certain assets and liabilities, goodwill, and intangibles below are preliminary and may be restated upon completion of the purchase price allocation process.

January 25, 2021
Assets acquired:
Cash and cash equivalent	2,101
Prepaids, and other receivables and assets	1,692
Property and equipment	270
Right-of-use assets	316
Intangible assets	22,928
Goodwill	32,294
59,601
Liabilities assumed:
Accounts payable, accruals & other	4,485
Lease liabilities	316
4,801

Net assets acquired at fair value	54,800

Share consideration	54,800

Acquisition of Moka:

On May 4, 2021, Mogo completed the acquisition of all of the issued and outstanding securities of Moka, one of Canada's leading saving and investing apps. Mogo has acquired all of the issued and outstanding shares of Moka in exchange for the issuance of 4,633,648 Common Shares with a fair value of $46,600 based on Mogo's closing share price at the acquisition date, and cash consideration of $4,508 pursuant to the terms of a share exchange agreement among Mogo, Moka and all of the shareholders of Moka. In connection with the acquisition of Moka, the Company also exchanged equity-settled share-based payments awards held by the employees of Moka for 366,343 equity-settled share-based payments awards of the Company.

Acquisition-related costs of $536 not directly attributable to the issuance of the Common Shares are included in other non-operating (income) expenses in the interim condensed consolidated statement of operations and comprehensive income (loss) and in operating cash flows in the statement of cash flows.

In the period May 4, 2021 to September 30, 2021, the operations of Moka contributed revenue of $3,561 and net loss of ($2,088). If the acquisition had occurred on January 1, 2021, management estimates that proforma revenue would have been $6,232 and proforma net loss from the operations of Moka would have been ($6,233) for the nine months ended September 30, 2021. In determining these amounts, management has assumed the

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

17.	Business combination (Continued from previous page)

fair value adjustments, determined, that arose on the date of business combination would have been the same if the acquisition had occurred on January 1, 2021.

The acquisition is expected to bring differentiated saving and investing products to broaden Mogo’s wealth offering and accelerate the growth of its high-margin subscription and transaction-based revenue.

The following tables summarizes the fair value of consideration transferred, and its provisional allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the May 4, 2021 acquisition date. The Company may adjust the provisional purchase price allocation, as necessary, up to one year after the business combination date as new information is obtained about facts and circumstances that existed as of the closing date. The purchase price allocation process was not completed at the publication date of the interim condensed consolidated financial statements. The amounts allocated to certain assets and liabilities, goodwill, and intangibles below are preliminary and may be restated upon completion of the purchase price allocation process.

May 4, 2021
Assets acquired:
Cash and cash equivalent	4,227
Prepaids, and other receivables and assets	2,208
Property and equipment	40
Intangible assets	23,200
Goodwill	26,650
56,325
Liabilities assumed:
Accounts payable, accruals & other	5,217
5,217

Net assets acquired at fair value	51,108

Share consideration	46,600
Cash consideration	4,508
Total consideration transferred	51,108

Acquisition of Fortification:

On September 1, 2021, Mogo completed the acquisition of all of the issued and outstanding securities of Fortification, a Canadian registered investment dealer, in exchange for 75,000 Common Shares and cash of $1,144.

The acquisition will allow Mogo to acquire the necessary licenses, registration and technology to accelerate the development of the Company’s planned commission free stock trading solution and continue to strengthen the Company’s digital wallet capabilities.

The following tables summarizes the fair value of consideration transferred, and its provisional allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the September 1, 2021, acquisition date. The Company may adjust the provisional purchase price allocation, as necessary, up to one year after the business combination date as new information is obtained about facts and circumstances that

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

17.	Business combination (Continued from previous page)

existed as of the closing date. The purchase price allocation process was not completed at the publication date of the interim condensed consolidated financial statements. The amounts allocated to certain assets and liabilities, goodwill, and intangibles below are preliminary and may be restated upon completion of the purchase price allocation process.

September 1, 2021
Assets acquired:
Cash and cash equivalent	13
Prepaids, and other receivables and assets	628
Intangible assets	700
Goodwill	222
1,563
Liabilities assumed:
Accounts payable, accruals & other	23
23

Net assets acquired at fair value	1,540

Share consideration	396
Cash consideration	1,144
Total consideration transferred	1,540

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

18.	Investment accounted for using the equity method

On April 16, 2021, the Company completed its initial strategic investment (the “Initial Investment”) in Coinsquare, Canada’s leading digital asset trading platform, pursuant to which Mogo has acquired 6,450,607 Coinsquare common shares, representing 19.99% ownership interest in Coinsquare, for total aggregate consideration of $55,359, comprising of a cash payment of $27,396 and the issuance of 2,807,577 Common Shares valued at $27,963 to Coinsquare and certain selling shareholders of Coinsquare. The transaction also included:

•

a right for Mogo to purchase 3,223,690 Coinsquare common shares from certain selling shareholders at $8.29 per Coinsquare common share (the “Call Option”), whereby Mogo has an option to pay the purchase consideration fully in Common Shares.

•

a right for these certain selling shareholders to require Mogo to purchase 3,223,690 Coinsquare common shares (the “Put Option”), whereby the Call Option and Put Option are subject to certain exercise conditions, and whereby the exercise of either one of the Call Option or the Put Option results in the immediate expiry of the another, and;

•

a warrant to acquire 7,240,665 additional Coinsquare common shares through treasury at an exercise price of $8.29 per warrant, subject to certain conditions and payable by Mogo at least 50% in cash and the remainder in Common Shares (the “Coinsquare Warrant”).

On June 4, 2021, Mogo acquired an additional 5,412,222 common shares of Coinsquare which increased Mogo’s ownership in Coinsquare from 19.99% to approximately 36.74%, through two separate transactions executed on that day, specifically:

•	the exercise of the Call Option, to acquire 3,223,690 Coinsquare common shares from certain selling shareholders, with total consideration paid through the issuance of 2,791,904 Common Shares, and;

•

the purchase of 2,188,532 Coinsquare common shares from a selling shareholder pursuant to a share purchase agreement for a total consideration of 2,288,972 Mogo shares were issued in three equal tranches on June 4, July 4 and August 4, 2021 respectively.

On June 15, 2021, Mogo purchased an additional 655,644 common shares of Coinsquare from a selling shareholder which increased Mogo’s ownership from 36.74% to approximately 38.77%, for total aggregate consideration of $8,523, consisting of a cash payment of $5,000 and the issuance of 378,774 Common Shares valued at $3,523. This transaction includes a right for Mogo (the “New Call Option”) to purchase addition 1,100,000 Coinsquare shares under certain conditions, at an exercise price of $13.00 per Coinsquare common share. The New Call Option expired fully unexercised subsequent to quarter end.

The Company’s initial 19.99% position in Coinsquare and subsequent investments are accounted for using the equity method in the interim condensed consolidated financial statements, effective as at the date of the Initial Investment on April 16, 2021, as Mogo participates in all significant financial and operating decisions of Coinsquare, even though it held just under 20% of the voting rights. Therefore, the Company has determined that it exerted significant influence over Coinsquare as at that date.

The Company determined that the Call Option, Put Option, Coinsquare Warrant and New Call Option are classified as derivative financial instruments on the statement of financial position, fair valued using the Black-Scholes valuation model at initial recognition, and subsequently remeasured to fair value as at each reporting date. Any change in the fair value of these derivative financial instruments is recognized to revaluation gains (losses) in the interim condensed consolidated statement of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

18.	Investment accounted for using the equity method (Continued from previous page)

The following table shows an allocation breakdown of the total $55,359 Initial Investment between the 19.99% investment, the Call Option, the Put Option and the Coinsquare Warrant, and further reconciles the total revaluation gains (losses) recognized on the derivative instruments in the three and nine months ended September 30, 2021:

	Initial recognition date	Initial fair value on recognition	Call/Put Option fair value at exercise	Value at September 30, 2021	Revaluation (gains) losses
Initial 19.99% investment	16-Apr-21	44,263	n/a	44,263	—
Call Option	16-Apr-21	3,735	5,513	—	(1,778)
Put Option	16-Apr-21	(4,273)	—	—	(4,273)
Coinsquare Warrants	16-Apr-21	11,634	n/a	30,665	(19,031)
Total - Initial Transaction		55,359	5,513	74,928	(25,082)
New Call Option	15-Jun-21	1,256	n/a	-	1,256
Total revaluation (gains)					(23,826)

Immediately prior to the exercise of Call Option on June 4, 2021, the Company fair valued its Call Option and Put Option to $5,513 and $nil respectively, and recorded revaluation gains of $1,778 and $4,273 respectively on these instruments in the interim condensed consolidated statement of operations and comprehensive income (loss) for the nine months ended September 30, 2021. The exercise of Call Option resulted in the immediate expiry of the Put Option, accounted for through a derecognition of the Call Option and Put Option derivative assets from the statement of financial position and a corresponding increase to the investment in Coinsquare.

The fair value of the Coinsquare Warrant, Call Option, Put Option and New Call Option were estimated using the Black-Scholes option pricing model with the following assumptions:

For the nine months ended September 30, 2021
Risk-free interest rate	0.3%
Expected life	0.01 - 0.83 years
Expected volatility in market price of shares	73%-89%
Expected dividend yield	0%
Expected forfeiture rate	0%

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

18.	Investment accounted for using the equity method (Continued from previous page)

The purchase price allocation process was not completed at the publication date of the interim condensed consolidated financial statements. The amounts allocated to certain assets and liabilities, goodwill, and intangibles below are preliminary and may be restated upon completion of the purchase price allocation process. The following table summarizes the fair value of net assets and the Company’s share of net assets acquired:

As at September 30, 2021

Current assets	80,518
Non-current assets	36,432
Current liabilities	(54,930)
Non-current liabilities	(2,303)
Net assets	59,717
Company's share of net assets - 38.77%	23,152
Intangible assets	13,777
Goodwill	61,052
Carrying amount of interest in associate	97,981

April 16, 2021 to September 30, 2021
Revenue	26,656

Net loss from continuing operations (100%)	(4,533)
Post-tax loss from discontinued operations (100%)	(24)
Other comprehensive loss (100%)	(52)
Total comprehensive loss (100%)	(4,609)
Company's share of total comprehensive loss	(5,354)

Initial investment in Coinsquare	44,263
Step up investments in Coinsquare	59,072
Total investments in Coinsquare	103,335
Share of loss in associate	(5,354)
Carrying amount of equity accounted investment	97,981

Mogo's share of:
Loss from continuing operations	(4,791)
Post-tax loss from discontinued operations	(4)
Other comprehensive income	(20)
Amortization of intangible assets	(539)
Total other comprehensive loss	(5,354)

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

19.	Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the interim condensed consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.
•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.
•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.
(a)	Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

19.	Fair value of financial instruments (Continued from previous page)
(b)	Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. There has not been any transfer between fair value hierarchy levels during the year.

		Carrying amount				Fair value
September 30, 2021	Note	Mandatorily at FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		17,199	—	—	17,199	1,183	—	16,016	17,199
Derivative assets	18	30,666	—	—	30,666	—	—	30,666	30,666
		47,865	—	—	47,865
Financial assets not measured at fair value
Cash and cash equivalent		—	45,578	—	45,578	45,578	—	—	45,578
Loans receivable – current	4	—	60,919	—	60,919	—	60,919	—	60,919
Loans receivable – non-current	4	—	342	—	342	—	—	321	321
Other receivables		—	1,806	—	1,806	—	1,806	—	1,806
		—	108,645	—	108,645
Financial liabilities measured at fair value
Derivative stock warrants	12	6,828	—	—	6,828	—	6,828	—	6,828
		6,828	—	—	6,828
Financial liabilities not measured at fair value
Accounts payable and accruals		—	—	17,568	17,568	—	17,568	—	17,568
Credit facilities	9	—	—	42,011	42,011	—	42,011	—	42,011
Debentures	10	—	—	40,060	40,060	—	40,060	—	40,060
		—	—	99,639	99,639

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

19.	Fair value of financial instruments (Continued from previous page)

		Carrying amount				Fair value
December 31, 2020	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		18,445	—	—	18,445	—	154	18,291	18,445
		18,445	—	—	18,445
Financial assets not measured at fair value
Cash and cash equivalent		—	12,119	—	12,119	12,119	—	—	12,119
Loans receivable – current	4	—	54,978	—	54,978	—	54,978	—	54,978
Loans receivable – non-current	4	—	1,135	—	1,135	—	—	1,064	1,064
		—	68,232	—	68,232
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	7,843	7,843	—	7,843	—	7,843
Credit facilities	9	—	—	37,644	37,644	—	37,644	—	37,644
Debentures	10	—	—	40,658	40,658	—	40,658	—	40,658
Convertible debentures	11	—	—	8,751	8,751	—	8,751	—	8,751
		—	—	94,896	94,896

(c)	Measurement of fair values:
(i)	Valuation techniques and significant unobservable inputs

The Company has been closely monitoring developments related to COVID-19, including the existing and potential impact on its investment portfolio. As a result of the ongoing and developing COVID-19 pandemic and its resulting impact on the global economy, the Company believes that there is increased uncertainty to input factors on fair value of our Level 3 investments, including revenue multiples, time to exit events and increased equity volatility.

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statement of financial position, as well as the significant unobservable inputs used.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

19.	Fair value of financial instruments (Continued from previous page)

Financial instrument measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio:
Equities
Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership

Loan receivable non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing and amount of cash flows • Discount rate 12%	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Derivative financial assets	• Option pricing model	• Equity volatility	• Increase in equity volatility will increase fair value

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

19.	Fair value of financial instruments (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at September 30, 2021 and December 31, 2020 and classified as Level 3:

	September 30, 2021	December 31, 2020
Opening balance of Level 3 investments	18,291	20,691
Additions	3,057	150
Disposal	(8,508)	—
Unrealized exchange loss	(82)	(247)
Realized gain on investment portfolio	2,630	—
Unrealized gain (loss) on investment portfolio	628	(2,303)
Balance of level 3 investments, end of period	16,016	18,291

Unrealized exchange gain (loss) for the three and nine months ended September 30, 2021, were a gain of $295 and loss of $82 respectively (three and nine months ended September 30, 2020 – gain of $14 and gain of $104 respectively).

Realized gain on investment portfolio for the three and nine months ended September 30, 2021, were $nil and $2,630 respectively (three and nine months ended September 30, 2020 - $nil).

Unrealized gain (loss) on investment portfolio for the three and nine months ended September 30, 2021 were a loss of $1,085 and gain of $628 respectively (three and nine months ended September 30, 2020 – loss of $668 and $4,065 respectively).

(ii)	Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
September 30, 2021	Adjusted market multiple (5% movement)	879	(879)

December 31, 2020	Adjusted market multiple (5% movement)	937	(937)

During the three and nine months ended September 30, 2021, there were no transfers of assets or liabilities within the fair value hierarchy levels.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

20.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

20.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facilities and debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 9 for further details.

($000s)	2021	2022	2023	2024	2025	Thereafter
Commitments - operational
Lease payments	323	1,308	1,297	1,206	1,240	2,727
Trade payables	5,624	—	—	—	—	—
Accrued wages and other expenses	12,640	—	—	—	—	—
Interest – Credit Facilities (Note 9)	1,103	2,206	—	—	—	—
Interest – Debentures (Note 10)	767	2,986	1,875	352	—	—
Purchase obligations	263	1,052	—	—	—	—
	20,720	7,552	3,172	1,558	1,240	2,727
Commitments – principal repayments
Credit Facility – Other (Note 9)	—	42,011	—	—	—	—
Debentures (Note 10)	1,043	2,184	19,734	18,971	—	—
	1,043	44,195	19,734	18,971	—	—
Total contractual obligations	21,763	51,747	22,906	20,529	1,240	2,727

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

21.	Equity

(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at September 30, 2021, there are 70,541,771 (December 31, 2020 – 32,731,242) Common Shares and no preferred shares issued and outstanding.

(b)	Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. At September 30, 2021, the Company held 303,816 of the Common Shares (December 31, 2020 - nil).

(c)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding of the Company and ii) 3,800,000. As a result of a business combination with Difference Capital Financial Inc. completed on June 21, 2019, there were an additional 536,000 options issued, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). As at September 30, 2021, there are 449,333 of these options outstanding that do not contribute towards the maximum number of Common Shares reserved for issuance under the Plan as described above.

In connection with the acquisition of Moka, the Company exchanged equity-settled share-based payments awards held by the employees of Moka for 366,343 equity-settled share-based payments awards of the Company.

Each option converts into one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years, and options issued under the Prior Plan have a maximum contractual term of ten years.

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2019	3,697	—	4.05	2,833	4.12
Options granted	1,988	1.45	2.47	—	—
Exercised	(276)	—	1.59	—	—
Forfeited	(432)	—	2.86	—	—
As at December 31, 2020	4,977	—	3.07	2,965	3.47
Options granted	4,806	4.97	7.85	—	—
Exercised	(764)	—	1.75	—	—
Forfeited	(86)	—	7.49	—	—
Balance as at September 30, 2021	8,933	—	5.71	3,101	4.18

The above noted options have expiry dates ranging from November 2021 to December 2029.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

21.	Equity (Continued from previous page)

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the nine months ended September 30, 2021	For the year ended December 31, 2020
Risk-free interest rate	0.58% - 1.11%	0.32% - 0.39%
Expected life	5 years	5 years
Expected volatility in market price of shares	84% - 87%	72% - 77%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period. On September 30, 2021, the Company granted performance-based stock options that vest monthly over a two year period starting in January 1, 2021. Vesting of these options is dependent on certain performance criteria being met.

Total share-based compensation costs related to options and RSUs for the three and nine months ended September 30, 2021, were $2,703 and $7,065 respectively (three and nine months ended September 30, 2020 - $384 and $1,058 respectively). During the nine months ended September 30, 2021, the Company issued 17,500 shares to suppliers in lieu of services received for a cost of $164.

(d)	Restricted share units (“RSUs”)

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one Common Shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board. The maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

Details of outstanding RSUs as at September 30, 2021 are as follows:

Number of RSUs (000s)
As at December 31, 2019	141
Converted	(59)
Expired	(5)
As at December 31, 2020	77
Converted	(31)
Expired	(4)
Balance as at September 30, 2021	42

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

21.	Equity (Continued from previous page)

(e)	Warrants
	Warrants Outstanding (000s)	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2019	1,196	2.96	598	2.96
Warrants granted	4,829	1.98	—	—
Warrants exercised	(990)	2.03	—	—
As at December 31, 2020	5,035	1.80	4,386	1.88
Warrants granted	267	—	—	—
Warrants exercised	(3,605)	1.76	—	—
Balance as at September 30, 2021	1,697	4.11	1,464	4.56

The 1,696,976 warrants outstanding noted above have expiry dates ranging from January 2021 to August 2023, and do not include the stock warrants accounted for as a derivative liability discussed in Note 12.

On October 7, 2020, Mogo issued 4,479,392 Debenture Warrants to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per Debenture Warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. During the three and nine months ended September 30, 2021, 108,467 and 2,292,650 Debenture Warrants were exercised into Common Shares resulting in cash proceeds of $220 and $4,654 respectively.

In connection with a marketing collaboration agreement with Postmedia Network Inc (“Postmedia”). dated January 25, 2016 and amended on January 1, 2018 and January 1, 2020 effective until December 31, 2022, Mogo issued Postmedia a total of 1,546,120 warrants, of which 1,312,787 have been exercised as at September 30, 2021. The remaining warrants will vest in equal installments until December 31, 2022. Subsequent to an amendment entered into on June 3, 2020, the exercise price of the warrants was reduced to $1.292. Under the agreement, Postmedia also receives a quarterly payment of $263.

During March 2021, Postmedia exercised 1,312,787 warrants to purchase the same number of Common Shares at an exercise price of $1.292 per share. Mogo received cash payment of $1,696 pursuant to the exercise.

On February 24, 2021, in connection with a US$54,000 registered direct offering, Mogo issued to investors warrants to purchase up to an aggregate of 2,673,268 Common Shares at an exercise price of US$11.00 at any time prior to three and a half years following the date of issuance. Warrants issued to investors are denominated in a currency other than the functional currency of the Company therefore do not meet the definition of an equity instrument and are classified as derivative stock warrants. Refer to Note 12 for more details.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2021 and 2020

21.	Equity (Continued from previous page)

The Company also issued 267,327 warrants in connection with broker services rendered on the offering.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the nine months ended September 30, 2021	For the year ended December 31, 2020
Risk-free interest rate	0.48%-0.65%	0.32% - 0.39%
Expected life	2 -3 years	3.5 -7 years
Expected volatility in market price of shares	115%-122%	50% - 77%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%